

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

Mr. Stephen J. Smith
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
1111 Marcus Avenue
Lake Success, New York 11042

     Re: The Hain Celestial Group, Inc.
               Form 10-K for the Fiscal year ended June 30, 2013
               Filed August 29, 2013
               File No. 000-22818

Dear Mr. Smith:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Brad Skinner

               Brad Skinner
               Senior Assistant Chief Accountant